UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Heron Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

427746102
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 25, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 427746102	13D/A	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,596,318
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,596,318
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,596,318
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%
14	Type of Reporting Person PN

CUSIP NO. 427746102	13D/A	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,596,318
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,596,318
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,596,318
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%
14	Type of Reporting Person OO

CUSIP NO. 427746102	13D/A	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 372,609
	8.	Shared Voting Power 4,596,318
	9.	Sole Dispositive Power 372,609
	10.	Shared Dispositive Power 4,596,318
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,968,927
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 13 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A (“Schedule 13D/A”) of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on October 14, 2008 and amended on November 10, 2008, November 24, 2008, December 29, 2008, February 18, 2009, October 26, 2009, June 3, 2010, May 3, 2011, July 7, 2011, May 11, 2012, July 30, 2012,  May 9, 2013 and November 22, 2013 (the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Heron Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Company”).

Items 3 and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Since the date of the last amendment to this Schedule 13D/A, on June 25, 2014, Tang Capital Partners, LP purchased 510,638 shares of the Issuer’s Common Stock through an underwritten offering at $11.75 per share.

Since the date of the last amendment to this Schedule 13D/A, Tang Capital Partners, LP received $60,392 and $61,298 principal amount of senior secured convertible notes due 2021 (the “Notes”) on January 1, 2014 and April 1, 2014, respectively, as interest in kind on the existing Notes held by Tang Capital Partners, LP.

Since the date of the last amendment to this Schedule 13D/A, Kevin C. Tang was granted stock options to purchase an aggregate of 29,500 shares of Common Stock at an exercise price of $8.80 per share on January 10, 2014.  The stock options vest monthly over a four year period.

Tang Capital Partners, LP holds some of its shares in commingled margin accounts, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in these accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the securities reported herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	4,596,318 shares, representing 16.1% of the class
	Tang Capital Management, LLC	4,596,318 shares, representing 16.1% of the class
	Kevin C. Tang	4,968,927 shares, representing 17.4% of the class

Tang Capital Partners, LP is the beneficial owner of 4,596,318 shares of the Issuer’s Common Stock, including 937,500 shares of Common Stock held by Tang Holdings.  Tang Capital Partners, LP shares voting and dispositive power over such shares with Tang Capital Management, LLC and Kevin C. Tang.

Tang Capital Partners, LP is the record owner of $4,147,813 principal amount of Senior Secured Convertible Notes due 2021 (the “Notes”), which may be converted into Common Stock at a conversion rate of 1,250 shares per $1,000 principal amount of Notes, subject to certain limitations discussed below.

Tang Capital Partners, LP has no right to convert the Notes to the extent that after giving effect to such conversion Tang Capital Partners, LP (together with its affiliates) would beneficially own in excess of the Maximum Percentage, which is currently set at 9.99%, of the number of shares of Common Stock of the Company outstanding immediately after giving effect to such conversion.  Tang Capital Partners, LP can increase or decrease the Maximum Percentage for its Notes by written notice to the Company, provided that such increase or decrease will not be effective until 61 days after delivery of the notice.  The foregoing limitation remains in effect with respect to such Notes and accordingly no shares are currently issuable upon conversion of such Notes. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such Notes for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed and is not reflected herein.

Tang Capital Partners, LP is the record owner of a warrant to purchase up to 1,250,000 shares of Common Stock at an exercise price of $3.60 per share (the “2016 Warrant”).  The 2016 Warrant is exercisable anytime until its expiration on July 1, 2016, subject to certain limitations discussed below.

There is no right to exercise the aforementioned 2016 Warrant to the extent that after giving effect to such exercise the Tang Capital Partners, LP and its affiliates would beneficially own in excess of 9.99% of the outstanding shares of Common Stock following such exercise. Tang Capital Partners, LP can amend or waive the foregoing limitation by written notice to the Company, with such waiver taking effect only upon the expiration of a 61-day notice period. The foregoing limitation remains in effect with respect to such 2016 Warrant and accordingly no shares are currently issuable upon exercise of such 2016 Warrant. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such 2016 Warrant for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed and is not reflected herein.

Tang Capital Partners, LP is the record owner of a warrant to purchase up to 61,080 shares of Common Stock at an exercise price of $17.60 per share (the “2015 Warrant”).  The 2015 Warrant is exercisable anytime until its expiration on January 7, 2015, subject to certain limitations discussed below.

The 2015 Warrant provides that in no event shall the 2015 Warrant be exercisable to the extent that the issuance of Common Stock upon exercise thereof, after taking into account the Common Stock then owned by Tang Capital Partners, LP and its affiliates, would result in the beneficial ownership by Tang Capital Partners, LP and its affiliates of more than 9.999% of the outstanding Common Stock (“Limitation on Exercise”). The Limitation on Exercise remains in effect with respect to such 2015 Warrant and accordingly no shares are currently issuable upon exercise of such 2015 Warrant. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such 2015 Warrant for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed and is not reflected herein.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 4,596,318 shares beneficially owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 4,968,927 shares of the Issuer’s Common Stock, comprising: (i) 3,130 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, (ii) 2,685 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, (iii) 760 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, (iv) 2,040 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, (v) 5,732 shares held by the Kevin C. Tang Family Trust, for which Kevin C. Tang serves as trustee, (vi) 2,147 shares held by Kevin C. Tang’s Individual Retirement Account, (vii) 4,794 shares owned directly by Kevin C. Tang, (viii) 49,302 shares issuable upon exercise of options held by Kevin C. Tang that are exercisable within 60 days of this Statement, (ix) 302,019 shares held by the Kevin C. Tang Foundation, Inc. and (x) the 4,596,318 shares beneficially owned by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children. Kevin C. Tang is a beneficiary and the sole trustee of the Kevin C. Tang Family Trust and has voting and dispositive power over the shares held by the Kevin C. Tang Family Trust.  The Kevin C. Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang has voting and dispositive power over the shares held by this foundation, which is a not-for-profit corporation incorporated in the state of Delaware.  Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP.   The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4747 Executive Drive, Suite 510, San Diego, CA 92121.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein for Tang Capital Partners, LP and Tang Capital Management, LLC are based upon 28,576,465 shares of Common Stock outstanding as of June 27, 2014, as per the Issuer. The percentages used herein for Kevin C. Tang are based upon 28,625,767 shares of Common Stock outstanding (28,576,465 shares of Common Stock outstanding as described in the foregoing sentence, plus an additional 49,302 shares of Common Stock issuable upon exercise of options granted to Kevin C. Tang that are exercisable within 60 days of this Statement).

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	372,609 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	4,596,318 shares
	Tang Capital Management, LLC	4,596,318 shares
	Kevin C. Tang	4,596,318 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	372,609 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	4,596,318 shares
Tang Capital Management, LLC	4,596,318 shares
Kevin C. Tang	4,596,318 shares

(c)           Other than the transactions described in Item 3, none of the Reporting Persons have effected any transaction in the Issuer’s common stock within the last 60 days.

(d)           N/A.

(e)           N/A.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

June 27, 2014

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang